UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Cleansing Announcement

The Company hereby files its Cleansing Announcement pursuant to Section 13.1 of each of the Non-Disclosure Agreements dated as of January 15, 2021, with certain lenders under that certain Credit Agreement, dated as of February 21, 2014, as amended by (a) the Amendment and Restatement Agreement, dated as of June 26, 2014, (b) the Amendment No. 1, dated as of February 12, 2018, (c) the Amendment No. 2, dated as of March 12, 2018, (d) the Consent and Amendment No. 3, dated as of July 30, 2020, and (e) the Consent and Amendment No. 4, dated as of October 30, 2020 (as further amended, restated, amended and restated, supplemented, waived, or otherwise modified from time to time), among Seadrill Operating LP, SDLP, Finco LLC, and Seadrill Capricorn Holdings LLC as borrowers, the guarantors party thereto, the Agent, and the lenders under the Credit Agreement, from time to time.

Cautionary Statement Regarding Forward-Looking Statements

This report on Form 6-K includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

EXHIBITS

The following exhibits are filed as part of this report:

Number	Exhibit:

99.1	Cleansing Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: March 17, 2021	By:	/s/ John T. Roche
	Name:	John T. Roche
	Title:	Authorized Signatory